NEWS RELEASE

Canarc Options Two Gold Properties Northwest of Richfield’s Blackwater Gold Discovery in Central British Columbia

Vancouver, Canada – April 25, 2011 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has signed two option agreements to purchase 100% interests in two adjacent gold properties in the Windfall Hills area, located 65 kilometers (km) south of Burns Lake and 90 km northwest of Richfield Ventures’ Blackwater gold discovery in central BC.

The “Atna” properties consist of 2 mineral claims totalling 959 hectares and the adjacent “Dunn” properties consist of 8 mineral claims totalling 2820 hectares.  These properties, together called the “Windfall Hills” gold project, are situated within the same geological belt of Tertiary volcanic rocks as Richfield’s Blackwater gold discovery.  Richfield Ventures is currently the subject of a friendly take-over bid by New Gold for $10.38 per share, valuing the company at more than $550 million.

The Windfall Hills project is readily accessible by gravel logging roads and a lake ferry crossing from the town of Burns Lake in the summer-time. Topography is subdued and rock outcrops are scarce due to the extensive (99%) but thin (1-2 meters) glacial till that blankets the properties.

These properties were originally staked in 1980 by Amax Exploration Ltd. to cover a regional stream sediment gold anomaly.  Their initial reconnaissance mapping and sampling identified a large zone of clay alteration and quartz stock-works carrying anomalous gold values within rhyolite to dacite volcanic flows, breccias, tuffs, sediments and hypabyssal intrusions of the Ootsa Lake Group.

Gold mineralization is associated with quartz stock-works and alteration zones of silica, pyrite, K-feldspar, sericite and clay. Anomalous gold, silver, and arsenic values appear to be associated with areas of more intense multiple-stage silicification and brecciation. Rock-chip samples have returned values up to 5.7 gpt gold and numerous samples assayed over 1.0 gpt gold.

During the 1980’s and 1990’s, various junior exploration companies carried out more detailed geological, geochemical and geophysical surveys to define a broad, northeast-trending anomalous zone 2 km long by 1 km wide, marked by elevated gold and multi-element soil geochemistry, and several conductive or resistive IP geophysical targets.  A 5 hole, 383 meter (m) drill program in 1988 returned assays up to 1 gpt gold and a 6 trench, 424 m rock sampling program in 1994 returned assays of 1.4 gpt gold over 6 m and 0.41 gpt over 42 m, still open for expansion.

In 1997, Atna Resources Ltd. owned both the “Atna” properties and the “Dunn” properties and completed a 44 km 3D-IP resistivity survey.  They outlined three highly resistive zones that correlate well with three known soil geochemical anomalies and were interpreted to be large silicified zones within the host rhyolite volcanic rocks. Atna proposed a diamond drill program to test these IP targets but never carried it out.  The properties have lain idle since that time.

Canarc can acquire a 100% interest in the “Atna” properties by making US$750,000 in cash payments over a 4 year period (US$50,000 paid), honouring a pre-existing 1.5% net smelter return (NSR) production royalty that can be purchased for CAN$1 million, and granting Atna a 2% NSR production royalty.

Canarc can acquire a 100% interest in the “Dunn” properties by making CAN$250,000 in cash payments over a 4 year period (CAN$15,000 paid), and a final bonus payment based on all gold resources estimated in an independent NI 43-101 technical report.  The formula for the bonus payment will be US$30 per oz for measured resources, US$20 per oz for indicated resources, and US$10 per oz for inferred resources.

Management plans to complete a more detailed review of the historic exploration results in order to define the 2011 exploration program and budget, which will include diamond drilling to test several high priority geochemical and geophysical targets.

The historic exploration results reported herein were extracted from the numerous assessment reports filed with the BC government and do not necessarily comply with NI 43-101. Canarc has not conducted work to verify the historic results so readers are cautioned not to rely on them.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed the historic data and approved this news release.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). Canarc is currently focused on exploring its Tay LP gold property in south-central Yukon and seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage.

Contact Information

Gregg Wilson

Investor Relations

Toll Free: 1-877-684-9700

(604) 685-9700

Fax: (604) 685-9744

info@canarc.net